
Mail Stop 3561

January 28, 2010

Mr. Gerald L. Storch
Chairman and Chief Executive Officer
Toys "R" Us, Inc.
One Geoffrey Way
Wayne, New Jersey 07470

> **Re:** **Toys "R" Us, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed March 31, 2009**
> **File No. 1-11609**

Dear Mr. Storch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Selected Financial Data, page 17

1. We note that you were acquired by the Sponsors effective July 21, 2005. Please

tell us why you have not reflected the assets and operations of the company before and after the date of the Merger as those of the Predecessor and Successor to the Merger, as it appears that there would have been a new basis for the Company upon the consummation of the Merger.

Management's Discussion and Analysis, page 18

Critical Accounting Policies, page 33

Goodwill Impairment, page 34

2. It appears from your disclosures that your Toys-Japan reporting unit may be at risk of failing step one of the goodwill impairment test. In your upcoming Form 10-K, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Financial Statements, page 38

Consolidated Statements of Operations, page 40

3. Tell us how you considered presenting the amounts included in Other income, net on a gross basis or providing a footnote detailing the nature and amounts of the items included therein.

Note 1 – Summary of Significant Accounting Policies, page 44

Variable Interest Entities, page 45

4. We note your disclosure that during fiscal 2006 you identified Vanwall Finance PLC (Vanwall) as a VIE and that you concluded in accordance with FIN 46 (R) both at that time and at the end of fiscal 2008 that Vanwall was not required to be consolidated. Please walk us through your analysis in support of your position regarding the consolidation of Vanwall.

Note 3 – Long-Term Debt, page, 54

5. We note that certain of your debt agreements appear to include provisions that limit the ability of one or more of your subsidiaries to transfer funds to you or require the maintenance of certain levels of net assets. Please either provide the disclosures required by Item 4-08 (e) of Regulation S-X or tell us why such disclosures are not required. Also tell us how you considered discussing these restrictions and their potential impact on your liquidity within MD&A.

Note 19 – Toys – Japan Share Acquisition, page 79

6. We note that you acquired additional interests in Toys – Japan on June 10, 2008 and also on November 10, 2009 as disclosed in Note 10 to the financial statements included in your October 31, 2009 Form 10-Q. Please tell us and expand your disclosures in future filings to provide all of the disclosures required by ASC 805-10-50-2 for these transactions, including but not limited to the purpose for the step acquisition and the reasons for paying a price resulting in goodwill. In addition, please provide us with the specific amounts you will record for the November 10, 2009 transaction, which you state you will record in accordance with ASC 810-10-45-23, and tell us how you determined such amounts.

Item 9A. Controls and Procedures, page 88

7. You appear to have designed your disclosure controls and procedures to provide "only reasonable assurance" of achieving the desired control objectives. Your principal executive and financial officers should therefore conclude, if true, that your disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance. Revise your disclosure in future filings accordingly.

Form 10-Q for Fiscal Quarter Ended October 31, 2009

8. The comments on the Form 10-K should be implemented in future filings on Form 10-Q to the extent applicable.

Note 8. Related Party Transactions, page 17

9. We note that on June 8, 2009 you adopted Amendment No. 2 to the Management Equity Plan in order to modify the vesting provisions for certain tranches of stock options issued under this plan. Please expand future filings to disclose the specific modifications made to the vesting provisions for all stock options so modified. Please tell us and disclose how you accounted for these modifications. Provide support for your assertions that the Amendment and related modifications did not have a material impact on your financial statements.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or in her absence you may contact me at (202) 551-3737 if you have questions about our comments or any other matters.

Sincerely,

Jennifer Thompson
Branch Chief